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RICHARD L. SCOTT INVESTMENTS, LLC                                   Exhibit 99.1


                                   100 FIRST STAMFORD PLACE, STAMFORD, CT 06902
                                   TEL: (203) 602-2290     FAX: (203) 602-7758



         December 3, 2003

         Frank F. Ferola
         Chairman, Chief Executive Officer and Board Member

         Curtis Carlson
         Board Member

         Thomas M. D'Ambrosio
         Board Member

         John DePinto
         Board Member

         Leonard Genovese
         Board Member

         Shouky A. Shaheen
         Board Member

         The Stephan Co.
         1850 West McNab Road
         Fort Lauderdale, FL 33309


         Dear Gentlemen:

         I currently hold approximately nine percent of the outstanding shares of The Stephan Co. (the "Company").

         After a review of publicly available documents and historical filings, including the recent Schedule 14A (Preliminary Proxy Statement) and
         Schedule 13E-3 filings, it appears the price offered in the going-private transaction is not reflective of the current value of the Company.

         According to the three most recent SEC Filings through and including the Company's Form 10-Q for the quarter ended September 30, 2003, it is my understanding that the Company has generated approximately $2.2 million in normalized (taking into account the nature of non-recurring events) earnings before interest, taxes, depreciation and amortization ("EBITDA") for the nine months ended September 30, 2003. If it is reasonable to assume that the Company is capable of producing $3.0 million of EBITDA on an annualized basis, and assuming that cash and debt levels remain as reflected on the Company's September 30, 2003 Balance Sheet, then the following would be one way to determine the Enterprise Value (cash plus the assumed value of the Company's outstanding common stock minus indebtedness) of the Company:

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
            -----------------------------------------------------------
                                                           Common Share
            Enterprise Value* / EBITDA Multiple             Valuation
            -----------------------------------------------------------
                           3                                   $4.56
            -----------------------------------------------------------
                           4                                   $5.24
            -----------------------------------------------------------
                           5                                   $5.92
            -----------------------------------------------------------
                           6                                   $6.60
            -----------------------------------------------------------
                           7                                   $7.28
            -----------------------------------------------------------
                           8                                   $7.96
            -----------------------------------------------------------
                           9                                   $8.64
            -----------------------------------------------------------
                           10                                  $9.32
            -----------------------------------------------------------


         The Special Committee accepted management's revised $4.50 offer on August 16, 2002. Since then, it appears that the Company's cash position has increased by in excess of $1.1 million and the Company's indebtedness has decreased by in excess of $1.7 million. This $2.8 million change in cash and indebtedness equals approximately $0.65 per share, yet management has not revised its offer.

         I respectfully request that the Board of Directors request an updated opinion from SunTrust Robinson Humphrey Capital Markets that the proposed transaction remains fair to shareholders. The current fairness opinion is approximately six months old - both market conditions and the overall economy have improved considerably during that time.

         Considering that the current price of the Company's Common Stock remains undervalued and a review of the Company's three most recent Form 10-Q filings does not indicate significant improvement in operating performance, I would be interested in an explanation of the basis for existing employment agreements.

         According to the Company's proxy statement dated May 3, 2002, the compensation committee, which determines executive compensation and employment contracts, is comprised of three members. Since two of the three members belong to the management group that is advancing the going-private transaction while one member of that management group serves as committee chairman, I am concerned whether decisions can be objectively arrived at with regard to executive compensation.

         Based upon a review of the Company's most recent Form 10-K/A filed May 15, 2003, with the Securities and Exchange Commission, it appears that certain executives of the Company are due significant lump-sum payouts if there is a "Change of Control" of the Company. It


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         is difficult to determine the amount of such payments. I would like to gain a better understanding of the value to shareholders of these "Change of Control" provisions and whether these provisions may, in fact, discourage other interested third parties from making offers that might be deemed superior to the existing going-private transaction.

         Upon further review of the Company's most recent 10-K/A Filing, it appears that, during 2002, the CEO of the Company earned cash compensation in the amount of $747,587. Based upon this same document, such $747,587 in CEO compensation equals approximately 149% of the Company's total net income* (prior to the write-down of goodwill and other intangible assets) during the applicable period. Since that figure represents compensation that is approximately 50% higher than the Company's total adjusted net income of $503,000, I believe that it would be beneficial to gain a better understanding of how the CEO's compensation is determined as well as the CEO's role in achieving revenue and earnings goals.

         * According to that same filing, the Company actually reported a net loss of $6,259,000 for the year ended December 31, 2002. The Company stated that net income "was adversely impacted by the write-down of goodwill and other intangible assets; an aggregate of approximately $8.4 million was written-off, with a net after tax effect of reducing income by approximately $6.8 million. The net loss for the year ended December 31, 2002, after taking into consideration the goodwill and other intangible assets charge, was $6,259,000."

         A review of the Company's most recent Form 10-Q filing indicates that it is possible that certain key officers may be due additional "management bonuses on the basis of projected net income for the year ended December 31, 2003." It is estimated that those bonuses could be "in excess of $2,500,000." I would like to understand the basis for such bonuses, and whether these amounts have been accrued.

         Additionally, I am interested in gaining a better understanding of the Company's efforts to comply with applicable Sarbanes-Oxley and American Stock Exchange requirements. The Company's Board of Directors is comprised of six individuals, four of whom are current employees and one of whom is a partner in a law firm that was paid in excess of $250,000 for legal services rendered to the Company during the last two years. The Company's Audit Committee is comprised of two individuals, one of whom is the aforementioned lawyer. Further, the Company has not submitted any matters to a vote of its shareholders since the Company's September 1, 2000, annual meeting. The Company has stated that the reason for its failure to hold such a meeting is attributable to the length of time for the going-private transaction to be consummated. I would like to understand why a going-private transaction would be reason not to hold shareholders' meetings. Continuing non-compliance with AMEX rules could subject the Company to civil penalties and delisting, which could further diminish the value of the Company's Common Stock. Additionally, I have been informed that Florida corporate law requires that the Company hold annual meetings of its shareholders. I would like to understand whether non-compliance with Florida corporate law might subject the Company to any fines or penalties.

         It is my understanding that upon the most recent extension of the merger agreement, the Special Committee was entitled to engage, until November 23, 2003, in discussions with



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         third parties who might be interested in acquiring the Company. Such opportunity to express an interest in purchasing the Company was never publicly disclosed. On November 24, 2003, my office was contacted by a member of the Special Committee to determine our interest in making a bid for the Company. This was shortly after the timeframe to express an interest had elapsed and after the preliminary proxy was filed with the Securities and Exchange Commission.

         I look forward to your response.

         Sincerely,

         /s/ Richard L. Scott

         Richard L. Scott
         Chairman
         Richard L. Scott Investments, LLC






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